ZAXIS INTERNATIONAL INC.
42 Ben Zvi Street
Ramat Gan, Israel 5224747

February 19, 2015

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Dean Brazier, Staff Attorney

RE: Zaxis International Inc.
File No. 0-15476
Preliminary Information Statement on Schedule 14C
Filed on January 15, 2015
Staff Comment Letter dated February 6, 2015

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated February 6, 2015, with respect to the above-referenced Information Statement on Schedule 14C filed by Zaxis International Inc. (the "Company") on January 15, 2015. We are submitting, together with this response letter, the amendment to the Information Statement. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

General

Comment 1. We note that your Board of Directors and Majority Consenting Stockholders have ratified an amendment to your certificate of incorporation in order to increase the number of authorized shares of your common stock available for issuance. We also note your disclosure that, on December 30, 2014, you entered into a Memorandum of Understanding with Emerald Medical Applications Ltd., which contemplates that, subject to execution of a definitive agreement, you will enter into a reverse merger with Emerald Medical Applications We further note your statement that, following the proposed increase in authorized common shares, you will be able to issue such shares for certain business purposes, including but not limited to "the reverse merger and related transactions." If the amendments to your certificate of incorporation are being made in connection with your obligations under such MOU, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the reverse merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement. If the proposed increase in authorized shares is not in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction, please so state.

Response 1. In response to comment 1, we are filing together with this response letter an amended Preliminary Information Statement on Schedule 14 C to significantly revise the disclosure contained in the Company's initial Schedule 14C filed on January 15, 2015.

The staff should note that, among other revised disclosure, we have deleted disclosure from the 14C/A and from the draft Certificate of Amendment the proposal to change the name of the Company from Zaxis International Inc. to Emerald Medical Applications Corp. ("Emerald"). To date, the only agreement between the Company and Emerald is the Non-Binding Memorandum of Understanding dated December 30, 2014 (the "MOU") which was filed as an exhibit to our Form 8-K on January 2, 2015.

Further, we do not intend to enter into a definitive agreement with Emerald unless and until we have concluded our due diligence and Emerald has delivered audited financial statements for its fiscal years ended December 31, 2014 and 2013, among other disclosure that would be necessary in order for us to prepare and file the required Form 8-K/12 with the SEC under the Securities Exchange Act of 1934.

Nevertheless, it is the Company's intention, if and when we begin to negotiate and finalize a definitive agreement with Emerald, to prepare and file with the SEC a registration statement on Form S-1, contemporaneous with any closing of the reverse merger transaction. The purpose of the S-1 will be for registering a number of shares of the Company's common stock issuable under the definitive agreement and will, of course, include full "Form 10" disclosure regarding the Company and Emerald.

Our proposals to increase the number of authorized shares of common stock from 100 million shares to 490 million shares (the "Share Increase") and the reverse stock split on a one-for-four (1:4) basis (the "Reverse Stock Split") are neither necessary nor required under the terms of the MOU. However, the MOU does expressly provide that the Company complete an equity raise of $800,000 (the "Equity Raise").

The Company has undertaken, pursuant to the provisions of the MOU, to complete the Equity Raise, which it is conducting with the sale pursuant to Regulation S of units at $0.40 (or $.10 pre-reverse). Each unit consists of one share of common stock and one warrant to purchase an additional share at an exercise price of $.80 (or $.20 pre-reverse). However, the issuance of the share certificates and warrants under the Equity Raise will not take place until after the effective date of the Reverse Stock Split.

At present, the Company has 18,195,126 shares of common stock outstanding. The Equity Raise will result in the issuance of 8 million additional pre-reverse shares and the reservation of an additional 8 million pre-reverse shares underlying the warrants or a total of 34,195,126 pre-reverse shares outstanding including shares underlying the warrants. Without implementation of the Reverse Stock Split or the Increase, the Company will have available 65,804,874 shares of common stock for, among other purposes, effectuating the reverse merger with Emerald which provides for the issuance of less than 30 million shares or 45% of the then outstanding shares, excluding any contingent earn-out shares that may be subject to issuance in the future.

Based upon the foregoing facts, we believe that "the proposed increase in authorized shares is not in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction" and, as a result, we are not required to provide all the disclosure required by Schedule 14C regarding the reverse merger, including the disclosure under Item 14 of Schedule 14A. We have, however, included expanded disclosure regarding the reasons for the Increase and the Reverse Stock Split and believe the disclosure in the Schedule 14C/A is both accurate and adequate under the Exchange Act and all applicable Exchange Act rules.

The Company acknowledges that the Company and its management are in possession of all facts relating to its disclosure in the Schedule 14C/A and are responsible for the accuracy and adequacy of the disclosures we have made therein. The Company further acknowledges that:
the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

Zaxis International Inc.

By: /s/ Liron Carmel
Liron Carmel, Chief Executive Officer